EXHIBIT 99.1

Commission File Number 001-31914

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Life Insurance Company Limited, you should at once hand this circular and the accompanying proxy form and reply slip for the Extraordinary General Meeting to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION,

THE PROCEDURAL RULES FOR THE SHAREHOLDERS’

GENERAL MEETINGS AND THE PROCEDURAL RULES

FOR THE BOARD OF DIRECTORS’ MEETINGS

AND

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2021

A notice convening the Extraordinary General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 16 December 2021 at 9:30 a.m. is set out on pages 6 to 8 of this circular.

Whether or not you are able to attend the Extraordinary General Meeting, you are advised to read the notice of Extraordinary General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the Extraordinary General Meeting (i.e. no later than 9:30 a.m. on 15 December 2021) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Extraordinary General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Extraordinary General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Friday, 26 November 2021.

29 September 2021

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“CBIRC”	the China Banking and Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Director(s)”	director(s) of the Company

“EGM” or “Extraordinary General Meeting”	the first extraordinary general meeting 2021 of the Company to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 16 December 2021 at 9:30 a.m.

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Director(s)” or “Independent Non-executive Director(s)”	independent non-executive Director(s) of the Company

“PRC” or “China”	the People’s Republic of China, and for the purpose of this circular only, excluding Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	the lawful currency of the PRC

Note: If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Wang Bin	Xicheng District
Beijing 100033
Executive Directors:	PRC
Mr. Su Hengxuan, Mr. Li Mingguang,
Ms. Huang Xiumei	Place of Business in Hong Kong:
The Hong Kong Office
Non-executive Directors:	16/F, Tower A, China Life Centre
Mr. Yuan Changqing, Mr. Wang Junhui	One Harbour Gate
18 Hung Luen Road
Independent Non-executive Directors:	Hung Hom, Kowloon
Mr. Robinson Drake Pike, Mr. Tang Xin,	Hong Kong
Ms. Leung Oi-Sie Elsie, Mr. Lam Chi Kuen

29 September 2021

To the shareholders

Dear Sir or Madam,

I.	INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the EGM to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 16 December 2021 at 9:30 a.m.

The purpose of this circular is to provide you with the notice of the EGM and the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the EGM.

LETTER FROM THE BOARD

II.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In accordance with the latest regulations and regulatory requirements, the Company proposes to make amendments to the Articles of Association. The major proposed amendments include the following:

(1)

Pursuant to the Reply of the State Council on the Adjustment of the Notice Period for General Meeting and Other Matters Applicable to the Overseas Listed Companies (Guo Han [2019] No. 97) (《 國務院關於調整適用在境外上市公司召開股東大會通 知期限等事項規定的批覆》（國函[2019] 97號）), the Company proposes to amend the provisions of the Articles of Association with respect to the notice period and procedures for convening shareholders’ general meetings;

(2)

Pursuant to the Measures for the Administration of Connected Transactions of Insurance Companies (Yin Bao Jian Fa [2019] No. 35) (《 保險公司關聯交易管理辦 法》（銀保監發[2019] 35號）) and the Guiding Opinions on Banking and Insurance Institutions Strengthening the Building of Working Systems and Mechanisms for Protection of Consumer Rights and Interests (Yin Bao Jian Fa [2019] No. 38) (《 關 於 銀行保險機構加强消費者權益保護工作體制機制建設的指導意見》（銀保監發 [2019] 38號）) issued by the CBIRC, as well as the resolutions adopted by the Directors at the twentieth meeting and the twenty-first meeting of the sixth session of the Board of Director of the Company, the Company proposes to amend the provisions of the Articles of Association with respect to the composition of special committees of the Board of Directors.

The Board of Directors puts forward to the EGM to consider and approve the proposed amendments to the Articles of Association, and to authorize the Chairman of the Board of Directors or any person(s) authorized by him to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time. The amendments to the Articles of Association shall come into effect after the approval from the CBIRC is obtained.

The full text of the proposed amendments to the Articles of Association is set out in Appendix I to this circular.

III.	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE SHAREHOLDERS’ GENERAL MEETINGS

In accordance with the latest regulations and regulatory requirements, and after taking into account the proposed amendments to the Articles of Association (please refer to Appendix I for details) and its corporate governance practice, the Company proposes to amend the provisions of the Procedural Rules for the Shareholders’ General Meetings with respect to the notice period and procedures for convening shareholders’ general meetings.

LETTER FROM THE BOARD

The Board of Directors puts forward to the EGM to consider and approve the proposed amendments to the Procedural Rules for the Shareholders’ General Meetings, and to authorize the Chairman of the Board of Directors or any person(s) authorized by him to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time. The amendments to the Procedural Rules for the Shareholders’ General Meetings shall come into effect after the approval from the CBIRC is obtained.

The full text of the proposed amendments to the Procedural Rules for the Shareholders’ General Meetings is set out in Appendix II to this circular.

IV.	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

In accordance with the latest regulations and regulatory requirements, and after taking into account the proposed amendments to the Articles of Association (please refer to Appendix I for details) and its corporate governance practice, the Company proposes to amend the provisions of the Procedural Rules for the Board of Directors’ Meetings with respect to the composition of special committees of the Board of Directors.

The Board of Directors puts forward to the EGM to consider and approve the proposed amendments to the Procedural Rules for the Board of Directors’ Meetings, and to authorize the Chairman of the Board of Directors or any person(s) authorized by him to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time. The amendments to the Procedural Rules for the Board of Directors’ Meetings shall come into effect after the approval from the CBIRC is obtained.

The full text of the proposed amendments to the Procedural Rules for the Board of Directors’ Meetings is set out in Appendix III to this circular.

V.	THE EGM

The notice of EGM is set out on pages 6 to 8 of this circular. The proxy form and the reply slip of the EGM are enclosed.

If you intend to appoint a proxy to attend the EGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the EGM (i.e. no later than 9:30 a.m. on 15 December 2021) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting if you so wish.

LETTER FROM THE BOARD

If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Friday, 26 November 2021.

VI.	VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the EGM will exercise his power under the Articles of Association to demand a poll in relation to the proposed resolutions at the EGM.

VII.	RECOMMENDATION

The Board considers that the resolutions proposed for consideration and approval by the shareholders at the EGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of the proposed resolutions at the EGM.

Yours faithfully,

Wang Bin

Chairman

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2021

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2021

NOTICE IS HEREBY GIVEN that the First Extraordinary General Meeting 2021 of China Life Insurance Company Limited (the “Company”) will be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 16 December 2021 at 9:30 a.m. (the “EGM”), for the following purposes:

ORDINARY RESOLUTIONS

1.

To consider and approve the proposed amendments to the Procedural Rules for the Shareholders’ General Meetings (the full text of which is set out in Appendix II to the circular of the Company dated 29 September 2021 (the “Circular”)), and to authorize the Chairman of the Board of Directors or any person(s) authorized by him to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time.

2.

To consider and approve the proposed amendments to the Procedural Rules for the Board of Directors’ Meetings (the full text of which is set out in Appendix III to the Circular), and to authorize the Chairman of the Board of Directors or any person(s) authorized by him to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time.

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2021

SPECIAL RESOLUTION

3.

To consider and approve the proposed amendments to the Articles of Association (the full text of which is set out in Appendix I to the Circular), and to authorize the Chairman of the Board of Directors or any person(s) authorized by him to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time.

By Order of the Board Heng Victor Ja Wei Company Secretary

29 September 2021

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen

Notes:

1.	ELIGIBILITY FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining the entitlement of holders of H Shares to attend the Extraordinary General Meeting from Tuesday, 16 November 2021 to Thursday, 16 December 2021 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Extraordinary General Meeting, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 15 November 2021.

The Company will announce separately on the Shanghai Stock Exchange details of eligibility of holders of A Shares for attending the Extraordinary General Meeting.

2.	PROXY

(1)

Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)

The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2021

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for the Extraordinary General Meeting (i.e. no later than 9:30 a.m. on 15 December 2021) (the proxy form for use at the Extraordinary General Meeting is attached herewith).

3.	REGISTRATION PROCEDURES FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING

(1)

A shareholder or his proxy should produce proof of identity when attending the Extraordinary General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)

Shareholders of the Company intending to attend the Extraordinary General Meeting in person or by their proxies should return the reply slip for attending the Extraordinary General Meeting in person, by post or by fax to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Friday, 26 November 2021.

4.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Extraordinary General Meeting will exercise his power under the Articles of Association to demand a poll in relation to the proposed resolutions at the Extraordinary General Meeting.

5.	MISCELLANEOUS

(1)	The Extraordinary General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code: Contact office:	100033 Board Office
Telephone No.:	86 (10) 6363 2963
Facsimile No.:	86 (10) 6657 5112

APPENDIX I PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The proposed amendments to the Articles of Association are set out below:

No.	Existing Provisions	Revised Provisions
1

Article 1

China Life Insurance Company Limited (the “Company”) is a joint stock limited company established in accordance with the Insurance Law of the People’s Republic of China (the “Insurance Law”), the Company Law of the People’s Republic of China (the “Company Law”), the Securities Law of the People’s Republic of China (the “Securities Law”), the Special Regulations of the State Council on Overseas Offering and Listing of Shares by Joint Stock Limited Companies (the “Special Regulations”), and other relevant national laws and administrative regulations.

Article 1

China Life Insurance Company Limited (the “Company”) is a joint stock limited company established in accordance with the Insurance Law of the People’s Republic of China (the “Insurance Law”), the Company Law of the People’s Republic of China (the “Company Law”), the Securities Law of the People’s Republic of China (the “Securities Law”), the Special Regulations of the State Council on Overseas Offering and Listing of Shares by Joint Stock Limited Companies (the “Special Regulations”), the Reply of the State Council on the Adjustment of the Notice Period for General Meeting and Other Matters Applicable to the Overseas Listed Companies, and other relevant national laws and administrative regulations.

2

Article 44

No change may be made in the register of shareholders of H Shares for the purpose of share transfer within thirty (30) days prior to the date of a shareholders’ general meeting, or within five (5) days prior to the record date for the Company’s distribution of dividends. Any changes in the register of shareholders of A Shares shall be subject to applicable provisions of the PRC laws and regulations.

Article 44

Where laws, administrative regulations, departmental rules, regulatory documents and the relevant stock exchange or regulatory authority of the place where the shares of the Company are listed stipulate on the period of closure of the register of shareholders prior to a shareholders’ general meeting or the record date of the Company for the purpose of distribution of dividends, such provisions shall prevail.

APPENDIX I PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Existing Provisions	Revised Provisions
3	Article 71	Article 71

	When the Company convenes a shareholders’ general meeting, written notice of the meeting shall be given not less than forty-five (45) days before the date of the meeting to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting. A shareholder who intends to attend the meeting shall deliver to the Company his written reply concerning his attendance at such meeting not less than twenty (20) days before the date of the meeting.	When the Company convenes an annual general meeting, written notice of the meeting shall be given not less than twenty (20) working days before the date of the meeting to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting. When the Company convenes an extraordinary general meeting, written notice of the meeting shall be given not less than fifteen (15) days or ten (10) working days (whichever is longer) before the date of the meeting.

If the notice period of a shareholders’ general meeting as required by the regulatory requirements and listing rules of the place where the shares of the Company are listed exceeds the period specified in the first paragraph above, such provisions shall prevail.

APPENDIX I PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Existing Provisions	Revised Provisions
4

Article 74

The Company shall, based on the written replies which it receives from shareholders at least twenty (20) days before the date of the shareholders’ general meeting, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting amounts to more than one-half of the Company’s total voting shares, the Company may hold the meeting; if not, the Company shall, within five (5) days, notify the shareholders by way of public announcement of the matters to be considered and the date and place of the meeting. The Company may then hold the meeting after publication of such announcement.

No shareholders’ general meeting shall decide on the matters not stated in the notice for the meeting.

Article 74 No resolution shall be passed at the shareholders’ general meeting in respect of any matters not specified in the notice of the shareholders’ general meeting.

APPENDIX I PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Existing Provisions	Revised Provisions
5

Article 76

Unless otherwise provided by paragraph 2 of Article 259 of the Company’s Articles of Association, the notice of shareholders’ general meetings shall be served on each shareholder (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid mail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic-Invested Shares, notice of the shareholders’ general meeting may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the securities authority of the State Council within a period of forty-five (45) days to fifty (50) days before the date of the meeting; after the publication of such announcement, all the holders of Domestic-Invested Shares shall be deemed to have received the notice of relevant shareholders’ general meeting.

The Company shall submit the meeting notice in writing and by email to the CBIRC ten (10) days before the date of the regular shareholders’ general meeting.

Article 76

Unless otherwise provided by paragraph 2 of Article 259 of the Company’s Articles of Association, the notice of shareholders’ general meetings shall be served on each shareholder (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid mail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic-Invested Shares, notice of the shareholders’ general meeting may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the securities authority of the State Council pursuant to the notice period requirement under these Articles of Association; after the publication of such announcement, all the holders of Domestic-Invested Shares shall be deemed to have received the notice of relevant shareholders’ general meeting.

The Company shall submit the meeting notice in writing and by email to the CBIRC ten (10) days before the date of the regular shareholders’ general meeting.

APPENDIX I PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Existing Provisions	Revised Provisions
6

Article 125

When the Company convenes a class meeting, written notice of the meeting shall be given not less than forty-five (45) days before the date of the class meeting to notify all shareholders who are registered as holders of that class in the register of shareholders of the matters to be considered and the date and place of the class meeting. A shareholder who intends to attend the class meeting shall deliver to the Company his written reply concerning his attendance at such meeting not less than twenty (20) days before the date of the class meeting.

If the number of voting shares represented by the shareholders who intend to attend the class meeting amounts to more than one-half of the total voting shares of that class, the Company may hold the class meeting; if not, the Company shall, within five (5) days, notify the shareholders by way of public announcement of the matters to be considered and the date and place of the class meeting. The Company may then hold the class meeting after publication of such announcement.

Article 125

When the Company convenes a class meeting, written notice of the meeting shall be given pursuant to the notice period requirement for convening a shareholders’ general meeting under these Articles of Association to notify all shareholders who are registered as holders of that class in the register of shareholders of the matters to be considered and the date and place of the class meeting.

APPENDIX I PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Existing Provisions	Revised Provisions
7	Article 163	Article 163

	The Company’s Board of Directors shall have four (4) special committees, namely, the audit committee, the risk management committee, the nomination and remuneration committee, and the strategy and assets and liabilities management committee.	The Company’s Board of Directors shall have five (5) special committees, namely, the audit committee, the risk management and consumer rights protection committee, the nomination and remuneration committee, the strategy and assets and liabilities management committee, and the connected transactions control committee.

	Functions of special committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.	Functions of special committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.

8	Article 164	Article 164

	The audit committee shall be composed of three (3) to five (5) directors, the risk management committee shall be composed of three (3) to seven (7) directors, the nomination and remuneration committee shall be composed of three (3) to seven (7) directors, and the strategy and assets and liabilities management committee shall be composed of three (3) to seven (7) directors.	The audit committee shall be composed of three (3) to five (5) directors, the risk management and consumer rights protection committee shall be composed of three (3) to seven (7) directors, the nomination and remuneration committee shall be composed of three (3) to seven (7) directors, the strategy and assets and liabilities management committee shall be composed of three (3) to seven (7) directors, and the connected transactions control committee shall be composed of three (3) to seven (7) directors.

APPENDIX II	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE SHAREHOLDERS’ GENERAL MEETINGS

The proposed amendments to the Procedural Rules for the Shareholders’ General Meetings are set out below:

No.	Existing Provisions	Revised Provisions
1

Article 1

In order to regulate the operation of shareholders’ general meetings, ensure the legality of the convening and holding of shareholders’ general meetings and the procedures for adoption of resolutions, improve the efficiency of shareholders for the consideration and discussion of matters at shareholders’ general meetings, and protect the legitimate rights and interests of shareholders, these Rules are formulated in accordance with laws and regulations, such as the Company Law of the People’s Republic of China (the “Company Law”), the Rules for Shareholders’ General Meetings of Listed Companies, the Guidelines on the Articles of Association of Insurance Companies, as well as the Articles of Association of China Life Insurance Company Limited (the “Company’s Articles of Association”).

Article 1

In order to regulate the operation of shareholders’ general meetings, ensure the legality of the convening and holding of shareholders’ general meetings and the procedures for adoption of resolutions, improve the efficiency of shareholders for the consideration and discussion of matters at shareholders’ general meetings, and protect the legitimate rights and interests of shareholders, these Rules are formulated in accordance with laws and regulations, such as the Company Law of the People’s Republic of China (the “Company Law”), the Rules for Shareholders’ General Meetings of Listed Companies, the Guidelines on the Articles of Association of Insurance Companies, the Reply of the State Council on the Adjustment of the Notice Period for General Meeting and Other Matters Applicable to the Overseas Listed Companies, as well as the Articles of Association of China Life Insurance Company Limited (the “Company’s Articles of Association”).

2

Article 5

The shareholders’ general meeting is the organ of authority of the Company and shall exercise the following functions and powers according to law:

(1)   to decide on the Company’s operational policies and investment plans;

Article 5

The shareholders’ general meeting is the organ of authority of the Company and shall exercise the following functions and powers according to law:

(1)   to decide on the Company’s operational policies and investment plans;

APPENDIX II	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE SHAREHOLDERS’ GENERAL MEETINGS

No.	Existing Provisions	Revised Provisions
	(2) to elect and replace directors who are not employee representatives and to decide on the matters relating to the remuneration of the directors;	(2) to elect and replace directors who are not employee representatives and to decide on the matters relating to the remuneration of the directors;

	(3) to elect and replace supervisors who are not employee representatives and to decide on the matters relating the remuneration of the supervisors;	(3) to elect and replace supervisors who are not employee representatives and to decide on the matters relating the remuneration of the supervisors;

	(4) to examine and approve the Board of Directors’ reports;	(4) to examine and approve the Board of Directors’ reports;

	(5) to examine and approve the Board of Supervisors’ reports;	(5) to examine and approve the Board of Supervisors’ reports;

	(6) to examine and approve the Company’s proposed annual preliminary and financial budgets;	(6) to examine and approve the Company’s proposed annual preliminary and financial budgets;

	(7) to examine and approve the Company’s profit distribution plans and loss recovery plans;	(7) to examine and approve the Company’s profit distribution plans and loss recovery plans;

	(8) to decide on the increase or reduction of the Company’s registered capital;	(8) to decide on the increase or reduction of the Company’s registered capital;

	(9) to decide on the merger, division, dissolution, liquidation or change of the form of the Company;	(9) to decide on the merger, division, dissolution, liquidation or change of the form of the Company;

APPENDIX II	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE SHAREHOLDERS’ GENERAL MEETINGS

No.	Existing Provisions	Revised Provisions
	(10) to decide on the issuance of debentures or other negotiable securities by the Company and the listing of the Company;	(10) to decide on the issuance of debentures or other negotiable securities by the Company and the listing of the Company;

	(11) to decide on the appointment, dismissal or non-reappointment of accounting firms of the Company who conduct regular and statutory audit on the Company’s financial reports;	(11) to decide on the appointment, dismissal or non-reappointment of accounting firms of the Company who conduct regular and statutory audit on the Company’s financial reports;

(12)  to amend the Company’s Articles of Association, and to consider the Procedural Rules for the Shareholders’ General Meetings and the Procedural Rules for the Board of Directors’ Meetings and the Board of Supervisors’ Meetings;

(12)  to amend the Company’s Articles of Association, and to consider the Procedural Rules for the Shareholders’ General Meetings and the Procedural Rules for the Board of Directors’ Meetings and the Board of Supervisors’ Meetings;

	(13) to consider motions raised by shareholders who represent 3% or more of the voting shares of the Company;	(13) to consider motions raised by shareholders who represent 3% or more of the voting shares of the Company;

	(14) to consider and approve matters in relation to guarantees as provided under Article 6 of these Rules;	(14) to consider and approve matters in relation to guarantees as provided under Article 6 of these Rules;

	(15) to decide on the acquisition of shares of the Company;	(15) to decide on the acquisition of shares of the Company;

APPENDIX II	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE SHAREHOLDERS’ GENERAL MEETINGS

No.	Existing Provisions	Revised Provisions

(16)  to consider matters in relation to the Company’s establishment of legal entity, material external investment, acquisition of material assets, disposal and write-off of material assets, and pledge of material assets;

(17)  to consider the Company’s purchase or sale of material assets within one year, which exceeds 30% of the latest audited total assets of the Company;

(18)  to consider and approve matters in relation to the change of use of the capital raised;

(19)  to consider the equity-based incentive plan; and

(20)  to decide on other matters which, according to laws, administrative regulations, departmental rules or the Company’s Articles of Association, need to be approved by shareholders in general meetings.

The above-mentioned functions and powers of the shareholders’ general meeting shall not be exercised by the Board of Directors, other organizations or individuals through authorization.

(16)  to consider matters in relation to the Company’s establishment of legal entity, material external investment, acquisition of material assets, disposal and write-off of material assets, and pledge of material assets;

(17)  to consider the Company’s purchase or sale of material assets within one year, which exceeds 30% of the latest audited total assets of the Company;

(18)  to consider and approve matters in relation to the change of use of the capital raised;

(19)  to consider the equity-based incentive plan; and

(20)  to decide on other matters which, according to laws, administrative regulations, departmental rules or the Company’s Articles of Association, need to be approved by shareholders in general meetings.

The above-mentioned functions and powers of the shareholders’ general meeting shall not be exercised by the Board of Directors, other organizations or individuals through authorization.

APPENDIX II	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE SHAREHOLDERS’ GENERAL MEETINGS

No.	Existing Provisions	Revised Provisions
	The legal entity described in sub-paragraph (16) of this Article refers to the domestic or foreign company which is established with the direct investment by the Company and over which the Company exercise control; the “material” investments specified in this Article and these Rules shall: (1) include any investment where any of the applicable assets, consideration, profits, revenue and equity ratio as prescribed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time is over 25%; (2) include any investment where any of the applicable transaction amount ratio and net profit ratio as prescribed by the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange from time to time is over 50% (including but not limited to external investment, acquisition or sale of assets, pledge of assets, write-off of assets, entrusted wealth management, external guarantee, connected transaction, etc.); and (3) exclude the investments otherwise provided by the internal governance documents of the Company.	The legal entity described in sub-paragraph (16) of this Article refers to the domestic or foreign company which is established with the direct investment by the Company and over which the Company exercise control; the “material” investments specified in this Article and these Rules shall: (1) include any investment where any of the assets, consideration, profits, revenue and equity ratio as prescribed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time that are applicable to the Company is over 25%; (2) include any investment where any of the transaction amount ratio and net profit ratio as prescribed by the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange from time to time that are applicable to the Company is over 50% (including but not limited to external investment, acquisition or sale of assets, pledge of assets, write-off of assets, entrusted wealth management, external guarantee, connected transaction, etc.); and (3) exclude the investments otherwise provided by the internal governance documents of the Company.

APPENDIX II	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE SHAREHOLDERS’ GENERAL MEETINGS

No.	Existing Provisions	Revised Provisions
3

Article 29

When the Company convenes a shareholders’ general meeting, written notice of the meeting shall be given not less than forty-five (45) days before the date of the meeting to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting. A shareholder who intends to attend the meeting shall deliver to the Company his written reply concerning his attendance at such meeting not less than twenty (20) days before the date of the meeting.

Article 29

When the Company convenes an annual general meeting, written notice of the meeting shall be given not less than twenty (20) working days before the date of the meeting to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting. When the Company convenes an extraordinary general meeting, written notice of the meeting shall be given not less than fifteen (15) days or ten (10) working days (whichever is longer) before the date of the meeting.

If the notice period of a shareholders’ general meeting as required by the regulatory requirements and listing rules of the place where the shares of the Company are listed exceeds the period specified in the first paragraph above, such provisions shall prevail.

4

Article 30

The Company shall, based on the written replies which it receives from shareholders at least twenty (20) days before the date of the shareholders’ general meeting, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting amounts to more than one-half of the Company’s total voting shares, the Company may hold the meeting; if not, the Company shall, within five (5) days, notify the shareholders by way of public announcement of the matters to be considered and the date and place of the meeting. The Company may then hold the meeting after publication of such announcement.

Article 30 No resolution shall be passed at the shareholders’ general meeting in respect of any matters not specified in the notice of the shareholders’ general meeting.

APPENDIX II	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE SHAREHOLDERS’ GENERAL MEETINGS

No.	Existing Provisions	Revised Provisions
5

Article 32

Unless otherwise provided by paragraph 2 of Article 259 of the Company’s Articles of Association, the notice of shareholders’ general meetings shall be served on each shareholder (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid mail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic-Invested Shares, notice of the shareholders’ general meeting may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more newspapers designated by the securities authority of the State Council within a period of forty-five (45) days to fifty (50) days before the date of the meeting; after the publication of such announcement, all the holders of Domestic-Invested Shares shall be deemed to have received the notice of relevant shareholders’ general meeting.

The Company shall submit the meeting notice in writing and by email to the CBIRC ten (10) days before the date of the regular shareholders’ general meeting.

Article 32

Unless otherwise provided by paragraph 2 of Article 259 of the Company’s Articles of Association, the notice of shareholders’ general meetings shall be served on each shareholder (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid mail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic-Invested Shares, notice of the shareholders’ general meeting may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the securities authority of the State Council pursuant to the notice period requirement under the Company’s Articles of Association and these Rules; after the publication of such announcement, all the holders of Domestic-Invested Shares shall be deemed to have received the notice of relevant shareholders’ general meeting.

The Company shall submit the meeting notice in writing and by email to the CBIRC ten (10) days before the date of the regular shareholders’ general meeting.

APPENDIX II	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE SHAREHOLDERS’ GENERAL MEETINGS

No.	Existing Provisions	Revised Provisions
6	Article 59	Article 59

	When the Company convenes a class meeting, written notice of the meeting shall be given not less than forty-five (45) days before the date of the class meeting to notify all shareholders who are registered as holders of that class in the register of shareholders of the matters to be considered and the date and place of the class meeting. A shareholder who intends to attend the class meeting shall deliver to the Company his written reply concerning his attendance at such meeting not less than twenty (20) days before the date of the class meeting.	When the Company convenes a class meeting, written notice of the meeting shall be given pursuant to the notice period requirement for convening a shareholders’ general meeting under the Company’s Articles of Association and these Rules to notify all shareholders who are registered as holders of that class in the register of shareholders of the matters to be considered and the date and place of the class meeting.

If the number of voting shares represented by the shareholders who intend to attend the class meeting amounts to more than one-half of the total voting shares of that class, the Company may hold the class meeting; if not, the Company shall, within five (5) days, notify the shareholders by way of public announcement of the matters to be considered and the date and place of the class meeting. The Company may then hold the class meeting after publication of such announcement.

APPENDIX III	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

The proposed amendments to the Procedural Rules for the Board of Directors’ Meetings are set out below:

No.	Existing Provisions	Revised Provisions
1

Article 30

Independent directors of the Company must meet the requirements of the relevant laws, the applicable standards and the general conditions of qualifications for directors as stipulated by these Rules. In order to ensure their independence, any of the following persons shall not serve as an independent director of the Company:

(1)   a person who has worked in an entity holding more than 5% of shares of the Company or in any of the top ten (10) shareholders of the Company in the past three (3) years, and such person’s close relatives;

(2)   a person who has worked in the Company or any enterprises actually controlled by the Company in the past three (3) years, and such person’s close relatives;

(3)   a person who has provided the Company with legal, audit, actuarial or management consulting services in the past two (2) years;

(4)   a person serving as a partner, controlling shareholder or senior officer of any banking, legal, consulting, or audit institutions which have business relationship with the Company in the past two (2) years;

Article 30

Independent directors of the Company must meet the requirements of the relevant laws, the applicable standards and the general conditions of qualifications for directors as stipulated by these Rules. In order to ensure their independence, any of the following persons shall not serve as an independent director of the Company:

(1)   a person who has worked in an entity holding more than 5% of shares of the Company or in any of the top ten (10) shareholders of the Company in the past three (3) years, and such person’s close relatives;

(2)   a person who has worked in the Company or any enterprises actually controlled by the Company in the past three (3) years, and such person’s close relatives;

(3)   a person who has provided the Company with legal, audit, actuarial or management consulting services in the past two (2) years;

(4)   a person serving as a partner, controlling shareholder or senior officer of any banking, legal, consulting, or audit institutions which have business relationship with the Company in the past two (2) years;

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APPENDIX III	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Existing Provisions	Revised Provisions

(5)   a person working at any other insurance company that operates any principal business similar to that of the Company; or

(6)   other person whose independent judgment, in the opinion of regulatory authorities, may be compromised.

(5)   a person working at any other insurance company that operates any principal business similar to that of the Company; or

(6)   other person whose independent judgment, in the opinion of regulatory authorities, may be compromised.

2

Article 39

The Company’s Board of Directors shall have four (4) special committees, namely, the audit committee, the risk management committee, the nomination and remuneration committee and the strategy and assets and liabilities management committee. Such special committees shall study specific issues, convene special meetings on a regular or ad hoc basis, communicate with the management, give advice and recommendations to the Board of Directors for its decision-making and reference, and deal with the relevant issues as authorized or delegated by the Board of Directors. The appointment and dismissal of members of the special committees shall be made by the Board of Directors.

Article 39

The Company’s Board of Directors shall have five (5) special committees, namely, the audit committee, the risk management and consumer rights protection committee, the nomination and remuneration committee, the strategy and assets and liabilities management committee, and the connected transactions control committee. Such special committees shall study specific issues, convene special meetings on a regular or ad hoc basis, communicate with the management, give advice and recommendations to the Board of Directors for its decision-making and reference, and deal with the relevant issues as authorized or delegated by the Board of Directors. The appointment and dismissal of members of the special committees shall be made by the Board of Directors.

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APPENDIX III	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Existing Provisions	Revised Provisions
3

Article 40

All special committees of the Board of Directors shall consist of directors. In particular, the nomination and remuneration committee shall have a majority of independent directors. The audit committee shall comprise a minimum of three (3) members, all of whom shall be independent directors, and at least one (1) independent director shall have the appropriate professional qualifications or accounting or related financial management experience. Members of the audit committee must meet the requirements of the US Securities Exchange Act of 1934 with respect to the independence of directors. The Chairman of the risk management committee shall be assumed by a director with experience in risk management. The Chairman of the strategy and assets and liabilities management committee shall be assumed by a director with experience in assets and liabilities management.

Article 40

All special committees of the Board of Directors shall consist of directors. In particular, the nomination and remuneration committee shall have a majority of independent directors. The audit committee shall comprise a minimum of three (3) members, all of whom shall be independent directors, and at least one (1) independent director shall have the appropriate professional qualifications or accounting or related financial management experience. Members of the audit committee must meet the requirements of the US Securities Exchange Act of 1934 with respect to the independence of directors. The Chairman of the risk management and consumer rights protection committee shall be assumed by a director with experience in risk management. The Chairman of the strategy and assets and liabilities management committee shall be assumed by a director with experience in assets and liabilities management. The connected transactions control committee shall have a majority of independent directors and at least one (1) independent director shall be an accounting professional. The Chairman of the connected transactions control committee shall be assumed by an independent director.

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APPENDIX III	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Existing Provisions	Revised Provisions
4

Article 42

The risk management committee shall consist of three (3) to seven (7) directors, and its primary duties shall be as follows:

(1)   offering assistance to the management for their discussion and assisting them in establishing well-developed risk management and internal control systems, and ensuring the risk management and internal control systems of the Company to meet the needs of its business development;

(2)   formulating the risk management policy of the Company for its business;

(3)   taking charge of the demonstration of feasibility risks relating to major business activities;

(4)   conducting performance evaluations on various business departments on a regular basis, and examining and reviewing the organizational structure of risk management;

(5)   reviewing the assessment reports in relation to the Company’s business risk and internal control, and studying major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and the management’s response to these findings;

Article 42

The risk management and consumer rights protection committee shall consist of three (3) to seven (7) directors, and its primary duties shall be as follows:

(1)   offering assistance to the management for their discussion and assisting them in establishing well-developed risk management and internal control systems, and ensuring the risk management and internal control systems of the Company to meet the needs of its business development;

(2)   formulating the risk management policy of the Company for its business;

(3)   taking charge of the demonstration of feasibility risks relating to major business activities;

(4)   conducting performance evaluations on various business departments on a regular basis, and examining and reviewing the organizational structure of risk management;

(5)   reviewing the assessment reports in relation to the Company’s business risk and internal control, and studying major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and the management’s response to these findings;

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APPENDIX III	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Existing Provisions	Revised Provisions
	(6) giving advices and making recommendations to the management in respect of any risks and hidden risks identified in the daily operation of the Company;	(6) giving advices and making recommendations to the management in respect of any risks and hidden risks identified in the daily operation of the Company;

	(7) dealing with major risk emergency events or crisis events or major disagreement in risk management;	(7) dealing with major risk emergency events or crisis events or major disagreement in risk management;

(8) performing or exercising any other duties or powers assigned or granted by the Board of Directors; (9) other duties and powers entrusted or authorized by the Board of Directors.

(8)   submitting to the Board of Directors the work reports and annual reports concerning consumer rights protection, carrying out any work in relation thereto under the authorization of the Board of Directors, discussing about and deciding on relevant matters, and studying major issues and policies on customer rights protection;

(9) guiding, supervising and directing the establishment and optimization of a management system for customer rights protection;

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APPENDIX III	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Existing Provisions	Revised Provisions

(10)  convening meetings of customer rights protection on a regular basis, examining and reviewing the work reports from the senior management and the Consumer Rights Protection Department, studying audit reports, regulatory notifications and internal assessment results, etc. in relation to the annual customer rights protection work, and supervising and directing the senior management and the relevant departments to resolve any issues identified during the rectification process in a timely manner;

(11)  performing or exercising any other duties or powers assigned or granted by the Board of Directors;

(12)  other duties and powers entrusted or authorized by the Board of Directors.

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APPENDIX III	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Existing Provisions	Revised Provisions
5	–

Article 45

The connected transactions control committee shall consist of three (3) to seven (7) directors, with an independent director acting as the responsible person of the committee, and its primary duties shall be as follows:

(1)   examining and approving the basic policies of the connected transactions management, and supervising the implementation of the same;

(2)   identifying and reporting to the Board of Directors any connected persons of the Company;

(3)   examining and approving connected transactions and other matters relevant to connected transactions within the scope specified by the basic policies of the connected transactions management of the Company, and accepting the filings of statistical information on connected transactions;

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APPENDIX III	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Existing Provisions	Revised Provisions

(4)   reviewing connected transactions that shall be approved by the Board of Directors or the shareholders’ general meeting, and submitting them to the Board of Directors or for the Board of Directors to submit to the shareholders’ general meeting for approval; giving written opinions in respect of the compliance, fairness and necessity of such connected transactions and as to whether such transactions impair the interest of the Company and insurance consumers;

(5)   reviewing reports on the implementation of the Company’s connected transactions management system and the status of connected transactions;

(6)   other matters required by laws, administrative regulations, rules, and the securities regulatory authorities of the jurisdictions where the shares of the Company are listed, and as may be authorized by the Board of Directors.

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